Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus files 2009 Annual Report and oil and gas reserves and operational information

     CALGARY, March 12 /CNW/ - Enerplus Resources Fund ("Enerplus" or "the
Fund") (TSX - ERF.un, NYSE - ERF) has filed its Annual Information Form (the
"AIF") for the year ended December 31, 2009 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and
Retrieval ("SEDAR") in Canada, and has filed its Annual Report on Form 40-F for the year ended December 31, 2009 (which includes the AIF as well as the
Fund's audited consolidated financial statements and related management's discussion and analysis for the year ended December 31, 2009) with the U.S.
Securities and Exchange Commission on the Electronic Data Gathering, Analysis
and Retrieval ("EDGAR") system in the United States. The AIF contains the statement and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian
Securities Administrators ("NI 51-101"). With this news release, Enerplus is reporting these filings as required by NI 51-101.
     An electronic copy of any of these documents may be obtained on Enerplus'
SEDAR profile at www.sedar.com and on the Fund's EDGAR profile at
www.sec.gov/edgar.shtml. All documents will be made available on the Enerplus website at www.enerplus.com. Unitholders who would like a hard copy of the complete audited financial statements free of charge may contact Investor
Relations at 1-800-319-6462 or email investorrelations(at)enerplus.com.

     Gordon J. Kerr,
     President & Chief Executive Officer,
     Enerplus Resources Fund

     %CIK: 0001126874

     /For further information: Enerplus Resources Fund, The Dome Tower, 3000,
333-7th Avenue SW, Calgary, Alberta, T2P 2Z1, Tel (403) 298-2200, Fax (403)
298-2211, www.enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 11:13e 12-MAR-10